June 11, 2025

Jacob Marinka
Chief Executive Officer
Arbe Robotics Ltd.
107 HaHashmonaim Street
Tel Aviv-Yafo, Israel

       Re: Arbe Robotics Ltd.
           Registration Statement on Form F-3
           Filed June 5, 2025
           File No. 333-287805
Dear Jacob Marinka:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jonathan Deblinger